FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 1, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                                      Form 20-F Ö        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __     No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2014 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2014 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, July 30, 2014. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2014 in comparison with its results for the quarter ended June 30, 2013.

Summary of 2014 Second Quarter Results

(Comparison with first quarter of 2014 and second quarter of 2013)

	Q2 2014	Q1 2014		Q2 2013
Net sales ($ million)	2,661	2,580	3%	2,829	(6%)
Operating income ($ million)	549	566	(3%)	578	(5%)
Net income ($ million)	420	428	(2%)	430	(2%)
Shareholders’ net income ($ million)	408	423	(3%)	418	(2%)
Earnings per ADS ($)	0.69	0.72	(3%)	0.71	(2%)
Earnings per share ($)	0.35	0.36	(3%)	0.35	(2%)
EBITDA* ($ million)	702	718	(2%)	730	(4%)
EBITDA margin (% of net sales)	26.4%	27.8%		25.8%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Our second quarter sales increased 3% sequentially and included a record level of sales in Sub-Saharan Africa which offset the usual seasonal effect in Canada. Our EBITDA and operating margins continued to benefit from a favorable product mix.

Cash flow from operations amounted to $566 million during the second quarter of 2014. Following a dividend payment of $354 million in May 2014, and capital expenditures of $223 million during the quarter, we maintained a net cash position (cash and other current investments less total borrowings) of $1.3 billion at the end of the quarter.

Market Background and Outlook

In the United States, drilling activity has gradually increased in the first half. Higher oil production is boosting operator cash flows which is expected to drive further expansion. The duties on OCTG imports from nine countries, including South Korea, determined by the U.S. Department of Commerce, if confirmed by the U.S. International Trade Commission in its injury ruling expected in August, should provide some relief to domestic OCTG manufacturers and result in increased sales and a more favorable pricing environment. Elsewhere in North America, we expect drilling activity and sales in Mexico to recover slowly in the second half while drilling activity and sales in Canada should be above last year’s levels.

In the rest of the world, drilling activity continues to show a gradual increase in many regions, led by gas drilling in the Middle East and deepwater drilling in sub-Saharan Africa. However, our sales and product mix in the second half will be affected by inventory adjustments in Saudi Arabia and a continuing low level of sales in Brazil. Sales in the third quarter will be additionally affected by lower shipments to sub-Saharan Africa following the record level of this quarter.

Considering these effects, we confirm our expectation that our overall results for 2014 will be in line with those for 2013, with a decline in the third quarter followed by a recovery in the fourth.

Analysis of 2014 Second Quarter Results

Tubes Sales volume (thousand metric tons)	Q2 2014	Q1 2014		Q2 2013
Seamless	703	669	5%	677	4%
Welded	199	241	(17%)	286	(30%)
Total	902	910	(1%)	963	(6%)

Tubes	Q2 2014	Q1 2014		Q2 2013
(Net sales - $ million)
North America	1,069	1,085	(1%)	986	8%
South America	454	440	3%	652	(30%)
Europe	263	256	3%	218	21%
Middle East & Africa	560	536	4%	626	(11%)
Far East & Oceania	101	101	-	137	(26%)
Total net sales ($ million)	2,447	2,418	1%	2,619	(7%)
Operating income ($ million)	538	561	(4%)	553	(3%)
Operating income (% of sales)	22.0%	23.2%		21.1%

Net sales of tubular products and services increased 1% sequentially but declined 7% year on year. Sales increased sequentially driven by record sales in Sub-Saharan Africa, which offset the spring breakup effect in Canada. In North America sales declined due to the seasonal spring break up in Canada, partially offset by increased sales in Mexico. In South America, sales increased due to higher sales of OCTG in Argentina. In Europe, higher sales of OCTG more than offset lower sales of line pipe products. In the Middle East and Africa sales increased due to record level of shipments to Sub-Saharan Africa deepwater projects, partially offset by lower sales in the Middle East. In the Far East and Oceania, sales remained stable. The 7% year on year decline in sales was mostly due to lower shipments in Brazil.

Operating income from tubular products and services decreased 4% sequentially and 3% year on year. Sequentially, the decrease in operating income was mainly due to higher SG&A expenses.

Others	Q2 2014	Q1 2014		Q2 2013
Net sales ($ million)	214	162	32%	210	2%
Operating income ($ million)	12	4	200%	26	(54%)
Operating income (% of sales)	5.6%	2.8%		12.2%

Net sales of other products and services increased 32% sequentially, mainly due to higher sales of sucker rods, industrial equipment in Brazil and pipes for electric conduit in the USA. Sequentially, the operating margin increased following the increase in sales and a recovery in operating margins.

Selling, general and administrative expenses, or SG&A, amounted to $518 million, or 19.5% of net sales, in the second quarter of 2014, compared to $489 million, 18.9% in the previous quarter and $529 million, 18.7% in the second quarter of 2013. The sequential increase was mainly due to higher service and logistics costs.

Financial results in the second quarter of 2014 amounted to zero, compared to a gain of $42 million in the previous quarter and a loss of $11 million in the second quarter of 2013. The gain in the previous quarter was mainly related to a 22.3% Argentine peso devaluation in the first quarter of 2014.

Equity in earnings of associated companies generated a gain of $14 million in the second quarter of 2014, compared to a gain of $19 million in the previous quarter and a gain of $12 million in the second quarter of last year. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totaled $144 million in the second quarter of 2014, equivalent to 26.2% of income before equity in earnings of associated companies and income tax, compared to $199 million, or 32.7% in the previous quarter and $150 million or 26.4% in the second quarter of 2013.

Results attributable to non-controlling interests amounted to gains of $12 million in the second quarter of 2014, compared to $6 million in the previous quarter and $12 million in the second quarter of 2013. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2014 Second Quarter

Net cash provided by operations during the second quarter of 2014 was $566 million, compared to $612 million in the previous quarter and $607 million in the second quarter of 2013.

Capital expenditures amounted to $223 million for the second quarter of 2014, compared to $189 million in the previous quarter and $180 million in the second quarter of 2013. The increase has to do with the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Following a dividend payment of $354 million in May 2014, our financial position at June 30, 2014, amounted to a net cash position (cash and other current investments less total borrowings) of $1.3 billion, a similar level to that of the previous quarter.

Analysis of 2014 First Half Results

	H1 2014	H1 2013	Increase/(Decrease)
Net sales ($ million)	5,241	5,508	(5%)
Operating income ($ million)	1,115	1,132	(1%)
Net income ($ million)	848	852	(1%)
Shareholders’ net income ($ million)	830	843	(1%)
Earnings per ADS ($)	1.41	1.43	(1%)
Earnings per share ($)	0.70	0.71	(1%)
EBITDA ($ million)	1,421	1,429	(1%)
EBITDA margin (% of net sales)	27.1%	25.9%

Our sales in the first half of 2014 declined 5% compared to the first half of 2013, mainly due to lower shipments of welded pipes in Brazil. EBITDA declined 1% to $1,421 million in the first half of 2014 compared to $1,429 million in the first half of the previous year, as an improvement in margins, driven by a better mix of products sold, partially offset the decline in sales.

Cash flow from operations amounted to $1,178 million during the first half of 2014. Following a dividend payment of $354 million in May 2014, and capital expenditures of $412 million during the first half of 2014, we reached a net cash position (cash and other current investments less total borrowings) of $1.3 billion at the end of June 2014.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	H1 2014		H1 2013		Increase/(Decrease)
Tubes	4,865	93%	5,107	93%	(5%)
Others	376	7%	400	7%	(6%)
Total	5,241	100%	5,508	100%	(5%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Sales volume (thousand metric tons)	H1 2014	H1 2013	Increase/(Decrease)
Seamless	1,372	1,334	3%
Welded	440	576	(24%)
Total	1,812	1,910	(5%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2014	H1 2013	Increase/(Decrease)
(Net sales - $ million)
North America	2,154	2,129	1%
South America	894	1,247	(28%)
Europe	519	486	7%
Middle East & Africa	1,096	1,026	7%
Far East & Oceania	202	219	(8%)
Total net sales ($ million)	4,865	5,107	(5%)
Operating income ($ million)	1,099	1,079	2%
Operating income (% of sales)	22.6%	21.1%

Net sales of tubular products and services decreased 5% to $4,865 million in the first half of 2014, compared to $5,107 million in the first half of 2013, as a result of flat average selling prices and lower shipments of welded pipes in Brazil.

Operating income from tubular products and services increased 2% to $1,099 million in the first half of 2014, from $1,079 million in the first half of 2013. Despite a 5% decrease in net sales, operating income increased due to an improvement in the operating margin, mainly due to a better mix of products sold.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	H1 2014	H1 2013	Increase/(Decrease)
Net sales ($ million)	376	400	(6%)
Operating income ($ million)	16	53	(70%)
Operating income (% of sales)	4.3%	13.3%

Net sales of other products and services decreased 6% to $376 million in the first half of 2014, compared to $400 million in the first half of 2013, mainly due to lower sales of industrial equipment in Brazil.

Operating income from other products and services decreased 70%, to $16 million in the first half of 2014, compared to $53 million during the first half of 2013, due to a 6% decline in sales and a lower operating margin.

Selling, general and administrative expenses, or SG&A, amounted to $1,007 million in the first half of 2014 and $1,005 million in the first half of 2013, however, it increased as a percentage of net sales to 19.2% in the first half of 2014 compared to 18.2% in the first half of 2013 mainly due to the effect of fixed and semi fixed expenses on lower sales.

Financial results amounted to a gain of $43 million in the first half of 2014, compared to a loss of $20 million in the first half of 2013. Net interest expenses amounted to $5 million in the first half of 2014, compared to $18 million in the first half of 2013. The decrease in interest expenses was due to an increase in our net cash position. In addition, in the first half of 2014 we had positive other financial results amounting to $48 million, mainly due to the positive impact from the Argentine peso devaluation against the U.S. dollar on our Argentine peso-denominated borrowings and liabilities.

Equity in earnings of associated companies generated a gain of $33 million in the first half of 2014, compared to a gain of $24 million in the first half of 2013. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas (BSP:USIM).

Income tax charges amounted to $343 million in the first half of 2014, equivalent to 29.6% of income before equity in earnings of associated companies and income tax, compared to $284 million in the first half of 2013, or 25.5% of income before equity in earnings of associated companies and income tax. During the first half of 2014, the tax rate was negatively affected by the effect of the Argentine peso devaluation on the tax base used to calculate deferred taxes.

Income attributable to non-controlling interests amounted to $18 million in the first half of 2014, compared to $10 million in the first half of 2013. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2014 First Half

Net cash provided by operations during the first half of 2014 amounted to $1,178 million, compared to $1,163 million in the first half of 2013.

Capital expenditures amounted to $412 million in the first half of 2014, compared to $364 million in the first half of 2013. The increase has to do mainly with the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Following a dividend payment of $354 million in May 2014, our financial position at June 30, 2014, amounted to a net cash position (i.e., cash and other current investments less total borrowings) of $1.3 billion, compared with a net cash position of $214 million at June 30, 2013.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2014 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1940 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on July 31, 2014, at 9:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 383.8009 within North America or +1 617 597.5342 Internationally. The access number is “62522706”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1:00 pm on July 31 through 12:00 am on August 7. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “86199147” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2014	2013	2014	2013
Continuing operations	Unaudited		Unaudited
Net sales	2,660,882	2,829,270	5,240,826	5,507,575
Cost of sales	(1,590,888)	(1,714,443)	(3,117,922)	(3,359,875)
Gross profit	1,069,994	1,114,827	2,122,904	2,147,700
Selling, general and administrative expenses	(518,237)	(529,329)	(1,007,097)	(1,004,894)
Other operating income (expense) net	(2,475)	(7,302)	(755)	(11,025)
Operating income	549,282	578,196	1,115,052	1,131,781
Interest income	9,944	6,870	19,006	12,951
Interest expense	(10,618)	(16,620)	(23,621)	(30,529)
Other financial results	1,144	(955)	47,578	(2,336)
Income before equity in earnings of associated companies and income tax	549,752	567,491	1,158,015	1,111,867
Equity in earnings of associated companies	14,367	11,869	33,188	24,066
Income before income tax	564,119	579,360	1,191,203	1,135,933
Income tax	(144,219)	(149,795)	(343,284)	(283,651)
Income for the period	419,900	429,565	847,919	852,282

Attributable to:
Owners of the parent	407,885	417,828	830,390	842,605
Non-controlling interests	12,015	11,737	17,529	9,677
	419,900	429,565	847,919	852,282

Consolidated Condensed Interim Statement of Financial Position
(all amounts in thousands of U.S. dollars)	At June 30, 2014		At December 31, 2013
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	4,856,796		4,673,767
Intangible assets, net	2,993,696		3,067,236
Investments in associated companies	941,501		912,758
Other investments	1,813		2,498
Deferred tax assets	219,560		197,159
Receivables	219,824	9,233,190	152,080	9,005,498

Current assets
Inventories	2,774,035		2,702,647
Receivables and prepayments	232,688		220,224
Current tax assets	163,340		156,191
Trade receivables	1,962,412		1,982,979
Available for sale assets	21,572		21,572
Other investments	1,727,405		1,227,330
Cash and cash equivalents	642,382	7,523,834	614,529	6,925,472
Total assets		16,757,024		15,930,970

EQUITY
Capital and reserves attributable to owners of the parent		12,793,540		12,290,420
Non-controlling interests		148,483		179,446
Total equity		12,942,023		12,469,866

LIABILITIES
Non-current liabilities
Borrowings	173,083		246,218
Deferred tax liabilities	710,151		751,105
Other liabilities	284,168		277,257
Provisions	72,653	1,240,055	66,795	1,341,375

Current liabilities
Borrowings	913,125		684,717
Current tax liabilities	318,334		266,760
Other liabilities	342,022		250,997
Provisions	28,835		25,715
Customer advances	92,041		56,911
Trade payables	880,589	2,574,946	834,629	2,119,729
Total liabilities		3,815,001		3,461,104
Total equity and liabilities		16,757,024		15,930,970

Consolidated Condensed Interim Statement of Cash Flows
	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2014	2013	2014	2013
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	419,900	429,565	847,919	852,282
Adjustments for:
Depreciation and amortization	153,079	151,602	305,743	296,972
Income tax accruals less payments	(12,379)	9,808	58,411	25,021
Equity in earnings of associated companies	(14,367)	(11,869)	(33,188)	(24,066)
Interest accruals less payments, net	(9,957)	(4,296)	(18,056)	(35,021)
Changes in provisions	4,054	(4,051)	8,978	(917)
Changes in working capital	16,702	56,136	33,362	72,457
Other, including currency translation adjustment	9,454	(19,853)	(24,839)	(24,021)
Net cash provided by operating activities	566,486	607,042	1,178,330	1,162,707

Cash flows from investing activities
Capital expenditures	(223,177)	(179,674)	(412,222)	(363,559)
Advance to suppliers of property, plant and equipment	3,802	4,012	(24,849)	11,758
Investment in associated companies	-	-	(1,380)	-
Loan to associated companies	(9,900)	-	(28,648)	-
Proceeds from disposal of property, plant and equipment and intangible assets	2,579	2,360	6,606	6,746
Dividends received from associated companies	17,429	14,931	17,429	16,127
Changes in investments in short terms securities	(195,629)	(310,074)	(500,075)	(468,656)
Net cash used in investing activities	(404,896)	(468,445)	(943,139)	(797,584)

Cash flows from financing activities
Dividends paid	(354,161)	(354,161)	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries	(400)	(1,858)	(48,289)	(18,529)
Acquisitions of non-controlling interests	(50)	(7,230)	(140)	(7,768)
Proceeds from borrowings	712,807	594,658	1,207,214	1,220,390
Repayments of borrowings	(531,530)	(677,727)	(1,000,200)	(1,354,772)
Net cash used in financing activities	(173,334)	(446,318)	(195,576)	(514,840)

(Decrease) Increase in cash and cash equivalents	(11,744)	(307,721)	39,615	(149,717)

Movement in cash and cash equivalents
At the beginning of the period	649,689	925,554	598,145	772,656
Effect of exchange rate changes	1,879	(11,807)	2,064	(16,913)
(Decrease) Increase in cash and cash equivalents	(11,744)	(307,721)	39,615	(149,717)
At June 30,	639,824	606,026	639,824	606,026

	At June 30,		At June 30,
	2014	2013	2014	2013
Cash and cash equivalents
Cash and bank deposits	642,382	618,435	642,382	618,435
Bank overdrafts	(2,558)	(12,409)	(2,558)	(12,409)
	639,824	606,026	639,824	606,026